444 Cedar Street, Suite 2060, St. Paul, MN 55101 Tel: +1 (651) 389-4100 www.polymetmining.com

TSX: POM, NYSE American: PLM

NEWS RELEASE	2023-11

PolyMet receives non-binding proposal to go private

St. Paul, Minn., July 3, 2023 - PolyMet Mining Corp. ("PolyMet" or the "company") (TSX: POM; NYSE American: PLM) announced today that its independent Special Committee (the "Special Committee") of PolyMet's Board of Directors received a non-binding proposal from Glencore AG ("Glencore") to acquire all outstanding shares of PolyMet that it does not already own for cash consideration of US$2.11 per share, subject to certain conditions, including the entering into of a definitive agreement. The purchase price per share proposed by Glencore represents an approximately 167% premium over the price of US$0.79 per share at the close of business Friday, June 30, 2023.  A copy of the non-binding proposal is attached hereto as Exhibit A.

The Special Committee welcomes the engagement with Glencore and the proposal is being reviewed by the Special Committee in accordance with its fiduciary duties and in consultation with its independent financial and legal advisors.

PolyMet cautions its shareholders and others considering trading in its securities that no decisions have been made with respect to PolyMet's response to the proposal. There can be no assurance that any definitive offer will be made, that any definitive agreement will be executed or that this or any other transaction will be approved or consummated. PolyMet does not undertake any obligation to provide any updates with respect to this or any other transaction, except as required by applicable law.

PolyMet shareholders do not need to take any action at this time.

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About PolyMet

PolyMet is a mine development company holding a 50% interest in NewRange Copper Nickel LLC, a joint venture with Teck Resources. NewRange Copper Nickel holds the NorthMet and Mesaba copper, nickel, cobalt and platinum group metal (PGM) deposits, two globally significant clean energy mineral resources located in the Duluth Complex in northeast Minnesota. The Duluth Complex is one of the world's major, undeveloped copper, nickel and PGM metal mining regions. NorthMet is the first large-scale project to have received permits within the Duluth Complex. For more information: www.polymetmining.com

For further information, please contact:

Media

Bruce Richardson, Corporate Communications

Tel: +1 (651) 389-4111

brichardson@polymetmining.com

Investor Relations

Tony Gikas, Investor Relations

Tel: +1 (651) 389-4110

investorrelations@polymetmining.com

PolyMet Disclosures

This news release contains certain forward-looking statements concerning anticipated developments in PolyMet's operations in the future. Forward-looking statements are frequently, but not always, identified by words such as "expects," "anticipates," "believes," "intends," "estimates," "potential," "possible," "projects," "plans," and similar expressions, or statements that events, conditions or results "will," "may," "could," or "should" occur or be achieved or their negatives or other comparable words. Forward-looking statements relate to future events or future performance and reflect management's expectations or beliefs regarding future events including, but not limited to, statements with respect to the Special Committee's consideration of Glencore's proposal and other statements that are not historical facts. Actual results may differ materially from those in the forward-looking statements due to risks facing PolyMet or due to actual facts differing from the assumptions underlying its predictions.

PolyMet's forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and PolyMet does not assume any obligation to update (except as required by law) forward-looking statements if circumstances or management's beliefs, expectations and opinions should change.

Specific reference is made to risk factors and other considerations underlying forward-looking statements discussed in PolyMet's most recent Annual Report on Form 40-F for the fiscal year ended December 31, 2022, and in our other filings with Canadian securities authorities and the U.S. Securities and Exchange Commission.

The Annual Report on Form 40-F also contains the company's mineral resource and other data as required under National Instrument 43-101.

No regulatory authority has reviewed or accepted responsibility for the adequacy or accuracy of this release.

EXHIBIT "A"

GLENCORE NON-BINDING PROPOSAL

GLENCORE

Board of Directors
PolyMet Mining Corp.
444 Cedar Street, Suite 2060
St Paul, Minnesota 55101, USA

Attn: Alan R. Hodnik, Lead Independent Director

SUBJECT TO CONTRACT

30 June 2023

Dear Mr. Hodnik,

Further to our recent conversations I am pleased to confirm that Glencore AG ("**Glencore**") is prepared to enter into discussions with you with respect to a transaction under which Glencore would purchase all of the PolyMet Mining Corporation ("**PolyMet**") shares not already owned by Glencore at a price of US$2.11 per PolyMet share, payable in cash. We anticipate that the transaction will be effected by way of a statutory plan of arrangement carried out under the laws of British Columbia and we look forward to engaging with you to see if we can come to a mutual agreement on terms.

For the avoidance of doubt, our proposal is entirely non-binding, is subject to contract and shall not give rise to any legal obligations between us unless and until any definitive binding documents between us are agreed.

Yours faithfully,

Mohit Rungta
Authorized on behalf of
Glencore AG

Glencore AG
Registered address: Baarermattstrasse 3, 6340 Baar, Switzerland
Mailing address: Baarermattstrasse 3, PO Box, 6341 Baar, Switzerland
Telephone +41 41 709 35 35 | Telefax +41 41 709 35 36

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